FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report Of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934

For the period January 9, 2007
Commission File Number: 0-28542

                             ICTS International N.V.
                             -----------------------
                 (Translation of registrant's name into English)

               Biesbosch 225, 1181 JC Amstelveen, The Netherlands
               --------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F X                Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______ ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes ___       No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


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Item 2.03   Creation of a Direct Financial Obligation or an Obligation under an
            Off-Balance Sheet Arrangement of a Registrant.

As of September 15, 2006, the Company received loans in an aggregate amount of $2,050,000 from a related party (Northwood Business Corporation, a corporation owned and controlled by the family trust of Mr. Menachem Atzmon, the Chairman of the Supervisory Board and principal stockholder of the Company) as bridging finance. This transaction was reported by the Registrant on its Form 6-K for the period ended September 18, 2006. During the period July through December 2006 Northwood made additional loans to the Company totaling $634,000 on the same terms and conditions. On January 9, 2007 the Audit Committee of the Registrant approved the extension of both loans for a period up to one year from its due date April 1, 2007 and granted the lender the option to convert the loan, in whole or in part, into shares of the Registrant's common stock at a conversion price of $3.50 per share, being a premium above the current market price.

Item 4.01   Changes in Registrant's certifying Accountants.

On November 3, 2006 Goldstein, Golub Kessler, LLP ("GGK") notified ICTS International, N.V. (the "Company") that it has resigned as auditors for the Company. GGK had been engaged as the Company's principal independent accountants having reported on the Company's financial statements during each of the two year periods ended December 31, 2005. This was reported on the Company's Form 6-K for the period November 7, 2006. On January 9, 2007 the Audit Committee retained the firm of Mahoney Cohen & Company, CPA, P.C., ("Mahoney Cohen") to audit the Company's financial statements for the year ended December 31, 2006.

During each of the two year periods ended December 31, 2005, and through the date hereof, the Company did not consult with Mahoney Cohen regarding any of the matters or reportable events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

Item 5.05 Amendments to the Registrant's Code of Ethics, or Waiver of a Provision of the Code of Ethics

On January 9, 2007 the Audit Committee adopted the Statement of Policy and Procedures with respect to Related Party Transactions which updated the registrant's code of ethics as it relates to the related party transactions.

Item 9.01   Financial Statement and Exhibits

      (d)   Exhibits

            Exhibit No.                       Description
            -----------                       -----------

               14 Statement of Policy and Procedures with respect to Related Party Transactions


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  ICTS INTERNATIONAL N.V.

                                                  By: /s/ Avraham Dan
                                                      ---------------
                                                  Avraham Dan, Managing Director

Dated: January 16, 2007